Exhibit 99.1

New Gold Provides 2019 Operational Outlook

Repositioning New Gold for Long-Term Success

TORONTO, Feb. 14, 2019 /CNW/ - New Gold Inc. ("New Gold" or the "Company") (TSX and NYSE American: NGD) announces 2019 guidance that includes an increase in gold production from the Rainy River Mine and another year of solid performance from the New Afton Mine. During the year the Company will continue to advance its strategy of re-positioning the Company for long-term success that will include: completion of all remaining construction capital at the Rainy River Mine in order to position the operation for efficient and sustainable mining; optimizing the Rainy River life of mine plan with a clear focus on lowering future capital requirements while delivering strong free cash flow generation starting in 2020; re-launching an internally funded development program for the New Afton C-zone and delivering an optimized life of mine plan; and returning the Company's focus to organic growth opportunities by launching strategic exploration programs at both assets. (All amounts are in U.S. dollars unless otherwise indicated).

New Gold Consolidated Operational Estimates

In 2019, the Company will report production on a gold equivalent basis as well as on a per-metal basis. Operating expense per ounce will be presented on a per-metal basis. Cash costs(i) and all-in sustaining costs (AISC)(i) will be reported on a per gold equivalent ounce basis. AISC and cash costs will also be presented on a per gold ounce, by-product basis.

Material assumptions include: Spot prices of $1,300 per gold ounce, and $2.75 per copper pound, and a foreign exchange rate of 1.30 Canadian dollars to the US dollar.

Operational Estimates	Rainy River	New Afton	2019 Consolidated Guidance[1]
Gold Produced (ounces)	245,000 – 270,000	55,000 – 65,000	300,000 – 335,000
Copper Produced (Mlbs)	-	75 – 85	75 - 85
Gold Eq. Produced (ounces)[2]	250,000 – 275,000	215,000 – 245,000	465,000 – 520,000
Operating Expense per gold ounce	$870 - $950	$480 - $520	$690 - $770
Operating Expense per copper pound	-	$0.95 - $1.15	-
Cash Costs per gold ounce (with by-product credits)(i)	$870 - $950	($1,350) – ($1,310)	$470 - $540
Cash Costs per gold eq. ounce (on a co-product basis)(i)	$870 - $950	$600 - $640	$740 - $820
Corporate G&A per gold eq. ounce	-	-	$30 - $50
All-in Sustaining Costs per gold ounce (with by-product credits)(i)	$1,690 - $1,790	($500) – ($420)	$1,370- $1,470
All-in Sustaining Costs per gold eq. ounce (on a co-product basis)(i)	$1,690 - $1,790	$810 - $890	$1,330 - $1,430
Capital Investment & Exploration Expense Estimates	Rainy River	New Afton	2019 Consolidated Guidance[1]
Sustaining Capital ($M) (i)	$210 - $230	$45 - $55	$255 - $285
Growth Capital ($M) (i)	~$3	$40 - $45	$50 - $55[3]
Exploration ($M)	~$5	~$4	~$9

1.          All production and cost estimates exclude potential production from Cerro San Pedro residual leaching.

2.          Gold equivalent ounces includes approximately 245,000 to 270,000 ounces of silver at Rainy River and approximately 255,000 to 265,000 ounces of silver at New Afton.

3.          Consolidated growth capital includes ~$7 for Blackwater permitting.

"2019 is a pivotal year for the Company as we reposition New Gold for long-term success. In 2019, we will work to establish Rainy River as a profitable and sustainable mining operation and renew our commitment to unlocking the potential of the New Afton C-zone. We will return our focus to advancing organic growth initiatives and launch strategic exploration programs at both assets with a view of enhancing the quality of our resource base and extending mine life," stated Renaud Adams, President and CEO. "Our available liquidity position secures the execution of our 2019 operational strategy that is focused on optimizing both operations in order to deliver increased margins and positive future cash flow streams that will drive long-term, sustainable shareholder value."

(i) The Company uses certain non-GAAP financial performance measures throughout this news release. Please refer to the "Non-GAAP Financial Performance Measures" section of this news release.

Rainy River Mine: 2019 Guidance Estimates

The Rainy River Mine is expected to deliver another year of production growth that builds on the progress achieved in the final four months of 2018. During 2019, the key objective will be on optimizing open pit mining productivity and mill performance in order to achieve targeted availability, throughput and recoveries. During the year, the Company is fully committed to completing all remaining construction in order to best position the operation for efficient and sustainable mining and long-term success.

Rainy River 2019 Operational Guidance	2019 Estimates
Gold produced (ounces)	245,000 – 270,000
Gold eq. ounces produced[1]	250,000– 275,000
Operating Expense per gold eq. ounce	$870 - $950
Cash costs per gold eq. ounce (on a co-product basis) (i)	$870 - $950
All-in Sustaining Costs per gold eq. ounce (on a co-product basis) (i)	$1,690 - $1,790
Sustaining Capital, ARO Amort. & Other ($M)	2019 Estimates
Sustaining Capital	$210 – $230
Total construction capital	$150 - $165
- Tailings facility (Stage 2)	$65 - $70
- Waste Dump (Management & Stabilization/Wick Drains)	$45 - $50
- Water treatment train	$5 - $10
- Maintenance/Warehouse facility	~$20
- Mill commissioning completion	~$5
- Camp facility	~$10
Other sustaining capital	$60-$65
- Machinery & Equipment	$10-$13
- Mining infrastructure	$6-$8
- Capital Leases	~$9
- Mill upgrades	~$2
- Capitalized Mining, Sustaining Capital and Working Capital	~$33
ARO Amortization and Other	~$2
Non-Sustaining and Exploration Expense ($M)	2019 Estimates
Growth Capital(i)	~$3
Expensed exploration	~$5
1. Gold eq. production includes approximately 245,000 to 270,000 ounces of silver.

2019 Operational Key Performance Indicators

Rainy River Operating KPIs	2019 Estimates
Ex-pit[1] tonnes mined (ore and waste) Mt	~46.7
Ex-pit ore tonnes mined Mt	~11.3
Ex-pit ore tonnes mined per day	~31,000
Ex-pit Strip ratio (waste:ore)	~3.1:1
Out pit[2] tonnes mined Mt	~4.5
Out/in pit re-handling Mt	~5.3
Total tonnes moved Mt	~56.5
Tonnes milled per calendar day	22,000 - 24,000
Gold grade milled (g/t)	~1.10
Gold recovery (%)	90 – 92%
Mill availability (%)	85 – 88%
Unit Operating Costs	2019 Estimates
Open pit mining costs ($/tonne moved)	$3.25 - $3.75
Processing costs ($/per tonne milled)	$8.50- $9.00
Site G&A ($/tonne milled)	$3.75 - $4.25
1. Ex-pit tonnes are tonnes mined from the operating open pit. 2. Non-acid generating (NAG) material mined outside the operating open pit.

  Gold production in 2019 is expected to increase over the prior year, driven by higher mill throughput and planned higher recoveries, offset by planned lower grades as mining operations transition between phase 1 and phase 2 of the mine plan.
  During the year, approximately 46.7M ex-pit tonnes will be mined at an increased strip ratio (waste:ore) of approximately 3.1:1 as the mine transitions to phase 2 of the mine plan. Approximately 11.3M of ore tonnes will be mined for the year that will support continued segregation of approximately 3.8Mt of lower grade ore for stockpiling. In 2019, the requirement for NAG waste material will continue in order to support the construction of the stage 2 tailings facility and, as a result, a total of approximately 4.5Mt of out-pit NAG waste material will be mined during the year. The Company has engaged an external open pit mine consultant to improve performance driven, overall equipment efficiencies (OEE) with the objective of optimizing open pit mining productivity and unit cost performance.
  Building on the progress achieved in the final four months of 2018, mill throughput, availability and recoveries are expected to improve throughout the year, as follows:
    Overall mill availability has been a key area of focus in recent quarters, which will continue into the first quarter. The replacement of the ball mill trunnion was recently completed and several additional upgrades are expected to be completed during the first quarter that are designed to correct and improve all circuits, with a particular focus on grinding, stripping and carbon regeneration. As such, availability is expected to remain lower during the first quarter, with the objective of achieving an average of 90% during the second half of the year.
    Following the replacement of the ball mill trunnion, efforts will be directed on maximizing efficient use of the Semi-Autogenous Grinding (SAG) and ball mills as well as on commissioning the pebble crusher, with the overall objective of optimizing both throughput and grind size. A finer grind size combined with continued optimization of stripping and carbon regeneration will result in a potential reduction of total gold losses in solids and solutions. A targeted 90-92% recovery is planned for 2019, with January averaging 91%. The Company is confident in reaching the targeted average daily throughput rate of 24,000 tonnes per day during the second half of the year, once the overall mill run-rate and increased availability are achieved.
  Operating expense and cash costs on a per ounce basis are expected to be higher in 2019 as compared to the fourth quarter of 2018 due to the higher planned strip ratio and lower planned grades as described above, however overall unit costs will continue to decrease throughout the year as mine and mill efficiencies improve, and cost controls and procurement initiatives are implemented.
  Total sustaining capital is expected to be between $210 and $230 million for the year. Management has carefully reviewed the capital requirements for the year with the objective of positioning the operation for efficient and sustainable long-term success:
    Up to 72% ($150-$165 million) of sustaining capital requirements for the year is to complete deferred mine construction, primarily related to the tailings disposal facility, installation of wick drains to implement the engineered stabilization of the waste dumps, completion of the water treatment train, construction of a maintenance and warehouse facility, mill modifications and improvements that allow efficient operation of the gravity circuit, pebble crusher, ore classification system and camp facility.
    Other sustaining capital of an estimated $60 to $65 million includes additional mobile equipment requirements (purchase and lease) to expand the mining fleet as well as the mill and surface equipment fleet, mill upgrades to support achievement of targeted throughput, availability and recoveries and additional pumping capacity. Approximately $33 million of other sustaining and working capital primarily consists of the phase 2 capitalized stripping program of the mine plan and capital projects that were not completed in 2018.
  AISC will increase in 2019 as compared to the fourth quarter of 2018 due to higher sustaining capital requirements as described above. It is expected that sustaining capital requirements will decrease significantly beginning in 2020 as all remaining construction and mill upgrades are completed and the mining fleet has been expanded to planned levels.
  Other non-sustaining expenses of between $5 and $8 million is related to the decision to postpone the development of the underground and includes demobilization costs as well as transfer of ownership of underground infrastructure from the contractor to the operation.
  Consistent with the Company's focus on organic growth opportunities, an exploration program will be launched in 2019 that will focus on the northeast trend and potential expansion of the Intrepid zone.
  In 2019 the Company will re-examine several aspects of the life of mine plan with the objective of updating the mine plan in the latter part of the year, with a focus on:
    Open pit mining and processing of medium and high-grade ore reserves (refer to the press release "New Gold Reports Fourth Quarter and Year-end Financial Results" dated February 14, 2019) with the objective of potentially delivering increased margins and positive free cash flow starting in 2020.
    Optimization of the pit design in order to extract medium and high-grade ore at the optimal strip ratio with a focus on identifying alternative, on-site sources of NAG waste material that is required for construction of additional tailings capacity, which correspondingly contribute to overall optimization of open pit execution and efficiency.
    Benchmarking of best industry practices in order to optimize mining and milling operations while reducing costs.
    Potential reduction of overall sustaining capital with a focus on optimizing sustaining capital requirements for mining, processing and tailings disposal of the medium and high-grade grade ore. The Company will work with external experts regarding the optimization of the current tailings facility design with the objective of reducing both capital requirements and total waste material requirements for the construction of future stages.
    Development and execution of underground mining will be optimized with the objective of further enhancing free cash flow generation during the years of processing medium and high-grade ore.

New Afton Mine: 2019 Guidance Estimates

The New Afton Mine is expected to deliver another year of solid production and low costs that drive strong free cash flow streams. The objective for 2019 is to reinvest in the long-term future of this high-quality asset by re-launching a self-funded development strategy for the C-zone, which will extend mine life to 2030 with robust economics. A strategic exploration program will be launched during the year that will follow-up on key targets located below the C-zone as well as regional targets on the larger land package.

New Afton 2019 Operational Guidance	2019 Estimates
Gold produced (ounces)	55,000 – 65,000
Copper produced (Mlbs)	75 - 85
Gold eq. ounces produced[1]	215,000 – 245,000
Operating Expense per gold ounce	$480 - $520
Operating Expense per copper pound	$0.95 - $1.15
Cash Costs per gold ounce (with by-product credits) (i)	($1,350) – ($1,310)
Cash Costs per gold eq. ounce (i)	$600 - $640
All-in Sustaining Costs per gold ounce (with by-product credits) (i)	($500) – ($420)
All-in Sustaining Costs per gold eq. ounce (on a co-product basis) (i)	$810 - $890
Sustaining Capital, ARO Amort. & Other ($M)	2019 Estimates
Sustaining Capital	$45 – $55
- Tailings Facility Dam Raise	$17 - $20
- B3 Mine Development and Equipment	$20 - $25
- Other Sustaining Capital	$6 - $8
- Capitalized Sustaining Exploration	~$2
ARO Amortization and Other ($M)	~$1
Non-Sustaining Capital and Exploration Expense ($M)	2019 Estimates
Growth Capital(i) (C-zone mine development and equipment)	$40 - $45
Exploration Expense	~$4
1. Gold equivalent ounces for New Afton includes approximately 255,000 to 265,000 ounces of silver.

2019 Operational Key Performance Indicators

New Afton Operating KPIs	2019 Estimates
Ore tonnes mined per day	16,000 – 17,000
Tonnes milled per calendar day	14,000 – 15,000
Gold grade milled (g/t)	~0.45
Gold recovery (%)	76 – 80%
Copper grade milled (%)	~0.86%
Copper recovery (%)	80 – 85%
Mill availability (%)	92 – 96%
Unit Operating Costs	2019 Estimates
Underground mining costs ($/tonne mined)	$7.75 - $8.25
Processing costs ($/per tonne milled)	$8.50 - $9.25
Site G&A ($/tonne milled)	$2.25 - $2.75

  Gold and copper production for the year is expected to be lower than the prior year, primarily related to planned lower gold and copper grades, which is consistent with the current mine plan. Production will continue to drive solid operating and cash cost performance for the year.
  Mine productivity is expected to remain consistent with the prior year levels. During the year, the excess tonnes mined over tonnes milled will support New Afton's ore sorting initiative, resulting in optimal mill grades being processed and lower grade ore being stockpiled for future processing.
  A Phase 1 mill upgrade to maximize supergene ore recovery was completed in 2018, on time and on budget. The Phase 2 portion of the mill upgrade will be completed in the third quarter of 2019 as supergene mill feed ore continues to increase throughout the year.
  Operating expense and cash costs, on a per gold ounce and copper pound basis, are expected to be slightly higher in 2019 as compared to 2018, primarily due to lower planned grades, however, unit costs are expected to remain consistent with the prior year.
  Sustaining capital is expected to increase over the prior year and primarily includes:
    Development of the B3 zone in order to sustain ongoing production during the C-zone development period. Capital requirements for the B3 zone in 2020 are expected to be consistent with 2019 with the remaining one-third of the capital requirements for the B3 zone to be spread over the 2021 to 2024 period.
    A scheduled tailings dam raise, as per the current mine plan.
  AISC is expected to increase in 2019 as compared to 2018, due to higher sustaining capital requirements and higher cash costs, as described above.
  As previously disclosed, an internally funded development strategy (assuming spot prices of $1,300 per gold ounce and $2.75 per copper pound at a foreign exchange rate of 1.30 Canadian dollars to 1 US dollar) for the New Afton C-zone is underway, which will extend mine life to 2030 with robust economics. Subsequently, growth capital for the year is expected to increase significantly over 2018, primarily related to C-zone development activities.
    Growth capital for 2019 is estimated to be between $40 and $45 million, which primarily consists of advancing an exploration decline and the purchase of required mobile equipment and infrastructure ($5 to 7.5 million).
    Growth capital in 2020 is expected to be consistent with 2019 and during those years the operation is expected to deliver a strong positive cash flow stream. Growth capital is expected to increase substantially during the period from 2021 to 2023, during which time the operation is expected to remain cash flow neutral. The operation is expected to return to positive cash flow status beginning in 2024 as remaining capital requirements decline and are spread over the years 2024 and 2025.
    In 2019, management will continue to de-risk the execution of C-zone project, primarily focused on mine plan optimization, reducing capital requirements, finalization of the tailings disposal scenario and advancing permitting efforts, with the objective of updating the life of mine plan in the latter part of 2019.
  During the year, the Company will launch a strategic exploration program at New Afton that will focus on previously identified exploration targets located below the C-zone as well as regionally over the land package, which could further extend mine life.

Cerro San Pedro Mine

  During the year closure activities will continue that primarily focus on closing and reclaiming mine infrastructure while working closely with local communities and governments in order to leave a positive legacy.
  Residual leach will continue in 2019 with proceeds from metal sales partially offsetting the cost of closing and reclaiming mine infrastructure.

Blackwater Project

  The Company will continue to assess alternative project scenarios that would consider lower initial capital requirements and a higher-grade pit configuration that would generate positive returns at current metals prices.
  Continue to work on receiving Environmental Assessment (EA) approval in 2019, and actively working with First Nations to complete Participation Agreements (PA).
  During 2019, the Company may consider other strategic alternatives with respect to the Blackwater project.

New Gold 2019 Hedging Strategy

  In December 2018, New Gold has entered into zero-cost collar gold and copper hedging programs for 2019 only. The upcoming year is a critical period for the company as we complete construction at Rainy River Mine and relaunch the development of the New Afton C-zone to support the long-term success of the Company.
    Gold Hedge: 192,000 gold ounces (16,000 per month) at a minimum gold price of $1,230 per ounce and a maximum price of $1,300 per ounce).
    Copper Hedge: 47.6 million pounds of copper (approx. 4 million pounds per month) at a minimum copper price of $2.50 per pound and a maximum price of $3.00 per pound.

About New Gold Inc.
New Gold is a Canadian-focused intermediate gold mining company. The Company has a portfolio of two core producing assets in top-rated jurisdictions, the Rainy River and New Afton Mines in Canada. The Company also operates the Cerro San Pedro Mine in Mexico (which transitioned to residual leaching in 2016). In addition, New Gold owns 100% of the Blackwater project located in Canada. New Gold's objective is to be a leading intermediate gold producer, focused on the environment and social responsibility. For further information on the Company, please visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements
Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might", "will" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements made under the headings "New Gold Consolidated Operational Estimates", "Rainy River Mine: Guidance Estimates", "2019 Operational Key Performance Indicators", "New Afton Mine: 2019 Guidance Estimates" as well as other statements elsewhere in this news release, including, among others, statements with respect to: guidance for production, operating expense, all-in sustaining costs and total cash costs, and the factors contributing to those expected results, including mill throughput and metal recoveries, as well as expected capital and other expenditures; planned development activities and timing for 2019 and future years at the Rainy River Mine and New Afton Mine, including the completion of construction capital and mill upgrades at Rainy River and the development of the New Afton C-Zone; launching of strategic exploration programs; expectations with respect to repositioning Rainy River for profitable mining and the potential of the New Afton C-Zone, targeted timing for permits, including the Blackwater EA.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's latest annual management's discussion and analysis ("MD&A"), Annual Information Form and Technical Reports filed at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current mineral reserve and mineral resource estimates; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of the Rainy River mine and Blackwater project being consistent with New Gold's current expectations; and (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments during the applicable regulatory processes , (9) the result of feasibility studies and other studies being realized and (10) metals and other commodity prices and exchange rates being consistent with those estimated for the purposes of 2019 guidance.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; discrepancies between actual and estimated production, between actual and estimated mineral reserves and mineral resources and between actual and estimated metallurgical recoveries; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; fluctuation in treatment and refining charges; changes in national and local government legislation in Canada, the United States and, to a lesser extent, Mexico or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and  maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of mineral reserves and mineral resources; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of Indigenous groups; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses and risks associated with a mine with a relatively limited history of commercial production, such as Rainy River, (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's Annual Information Form, MD&A and other disclosure documents filed on and available at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Technical Information
The scientific and technical information contained herein has been reviewed and approved by Eric Vinet, Vice President, Technical Services of New Gold. Mr. Vinet is a Professional Engineer and member of the Ordre des ingénieurs du Québec. He is a "Qualified Person" for the purposes of NI 43-101.

Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources
Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" used in this news release are Canadian mining terms as defined in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards for Mineral Resources and Mineral Reserves adopted by CIM Council on May 10, 2014 and incorporated by reference in National Instrument 43-101. While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized and required by Canadian securities regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. As such, certain information contained in this news release concerning descriptions of mineralization and mineral resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission.

An "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies. It cannot be assumed that all or any part of an "Inferred Mineral Resource" will ever be upgraded to a higher confidence category. Readers are cautioned not to assume that all or any part of an "Inferred Mineral Resource" exists or is economically or legally mineable.

Under United States standards, mineralization may not be classified as a "Reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve estimation is made. Readers are cautioned not to assume that all or any part of the measured or indicated mineral resources will ever be converted into mineral reserves. In addition, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

(i)             Non-GAAP Financial Performance Measures
Cash costs per gold ounce, all-in sustaining costs (AISC) per gold ounce, sustaining capital and growth capital are non-GAAP financial measures that do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. In addition, certain non-GAAP measures are utilized, along with other measures, in the company scorecard to set incentive compensation goals and assess performance of its executives.

All-In Sustaining Costs
"All-in sustaining costs" per ounce is a non-GAAP financial measure. Consistent with guidance announced in 2013 by the World Gold Council, an association of various gold mining companies from around the world of which New Gold is a member, New Gold defines "all-in sustaining costs" per ounce as the sum of total cash costs, capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature and environmental reclamation costs, all divided by the ounces of gold sold to arrive at a per ounce figure. New Gold believes this non-GAAP financial measure provides further transparency into costs associated with producing gold and assists analysts, investors and other stakeholders of the Company in assessing the Company's operating performance, its ability to generate free cash flow from current operations and its overall value. This data is furnished to provide additional information and is a non-GAAP financial measure. All-in sustaining costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS. Co-product all-in sustaining costs remove the impact of other metal sales that are produced as a by-product of gold production and apportion the all-in sustaining costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total ounces of gold or silver or pounds of copper or gold equivalent ounces sold, as the case may be, to arrive at per ounce or per pound figures. Gold equivalent ounces of copper and silver produced will be computed as pounds of copper and silver ounces produced multiplied by the ratio of the average realized copper and silver price to the average realized gold price. Unless otherwise indicated, all-in sustaining cost information in this news release is net of by-product sales.

"Sustaining costs" is a non-GAAP financial measure. New Gold defines sustaining costs as the difference between all-in sustaining costs and total cash costs, being the sum of net capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, and environmental reclamation costs. New Gold terms non-sustaining capital costs to be "growth capital". Management uses sustaining costs to understand the aggregate net result of the drivers of all-in sustaining costs other than total cash costs.  The line items between cash costs and all-in sustaining costs in the tables below break down the components of sustaining costs.  Sustaining costs is intended to provide additional information only, does not have any standardized meaning under IFRS, and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Total Cash Costs
"Total cash costs" per ounce is a non-GAAP financial measure which is calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash costs on a sales basis. The Company believes that certain investors use this information to evaluate the Company's performance and ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs.  This measure, along with sales, is considered to be a key indicator of the Company's ability to generate operating earnings and cash flow from its mining operations. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes, and realized gains and losses on fuel contracts, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash costs are then divided by ounces of gold sold to arrive at a per ounce figure. Co-product cash costs remove the impact of other metal sales that are produced as a by-product of gold production and apportion the cash costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total ounces of gold or silver or pounds of copper or gold equivalent ounces sold, as the case may be, to arrive at per ounce or per pound figures. Gold equivalent ounces of copper and silver produced will be computed as pounds of copper and silver ounces produced multiplied by the ratio of the average realized copper and silver price to the average realized gold price. Unless otherwise indicated, all total cash cost information in this news release is net of by-product sales. This data is furnished to provide additional information and is a non-GAAP financial measure. Total cash costs and co-product cash costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under GAAP.

For additional information with respect to the non-GAAP measures used by the Company, including reconciliation to the nearest IFRS measures, refer to the detailed Non-GAAP performance measure disclosure in the Management's Discussion and Analysis for the year ended December 31, 2018 filed at www.sedar.com and on EDGAR at www.sec.gov.

View original content:http://www.prnewswire.com/news-releases/new-gold-provides-2019-operational-outlook-300795583.html

SOURCE New Gold Inc.

View original content: http://www.newswire.ca/en/releases/archive/February2019/14/c3923.html

%CIK: 0000800166

For further information: Anne Day, Vice President, Investor Relations, Direct: +1 (416) 324-6003, Email: anne.day@newgold.com; Julie Taylor, Director, Corporate Communications and Investor Relations, Direct: +1 (416) 324-6015, Toll free: +1 (888) 315-9715, Email: info@newgold.com

CO: New Gold Inc.

CNW 06:35e 14-FEB-19